SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 3)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

INTUIT INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0034661
(State of incorporation or organization)	I.R.S. Employer Identification No.

2535 Garcia Avenue Mountain View, California	94043
(Address of principal executive offices)	(Zip code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☒

Securities to be registered pursuant to Section 12(b) of the Act:

None.

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of Class)

Item 1:    Description of Registrant’s Securities to be Registered:

Intuit Inc. (the “Registrant”) and American Stock Transfer and Trust Company (the “Rights Agent”) have entered into a Third Amended and Restated Rights Agreement dated as of January 30, 2003, which amends and restates the Second Amended and Restated Rights Agreement dated as of October 15, 1999. The following is a summary of the Rights (defined below) as amended by the Third Amended and Restated Rights Agreement (the “Rights Agreement”).

On April 29, 1998, the Registrant declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of the Registrant, payable to stockholders of record on May 11, 1998 (the “Record Date”). One Right shall be issued with each Common Share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the Rights Agreement) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of the Registrant, which options or securities were outstanding prior to the Distribution Date. As of January 30, 2003, each Right entitles the registered holder to purchase from the Registrant one-third of one one-thousandth (i.e., 1/3000) of a share of the Registrant’s Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”) at a price of $300.00 per one-third of one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in full in the Rights Agreement.

Until the earlier to occur of (i) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons (an “Acquiring Person”), has acquired beneficial ownership of 20% (the “Designated Percentage”) or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors), following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with a copy of this Summary of Rights attached thereto. No Person shall become an Acquiring Person if the Board of Directors of the Registrant determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person as promptly as practicable takes such actions as may be necessary so that such Person would no longer be considered an Acquiring Person.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on May 1, 2008 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Registrant, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1000 times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to a $10.00 preference, and thereafter the holders of the Preferred Shares will be entitled to an aggregate payment of 1000 times the aggregate payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one-third of one one-thousandth (i.e., 1/3000) interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that any person becomes an Acquiring Person, unless the event causing the Designated Percentage threshold to be crossed and the Person to thereby become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right on the terms and conditions set forth in the Rights Agreement. If the Registrant does not have authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common Shares, the Registrant is obligated to deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Shares issuable upon exercise of a Right.

In the event that any person or group becomes an Acquiring Person and the Registrant merges into or engages in certain other business combination transactions with an Acquiring Person, or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Registrant may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Registrant’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share or such other fraction as provided for by adjustment provisions in the Rights Agreement, which may, at the election of the Registrant, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to such time as a person or group becomes an Acquiring Person, the Board of Directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by a resolution of the Board of Directors without the consent of the holders of the Rights, except that from and after such time as any person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

Item 2:    Exhibits

3.01

Restated Certificate of Incorporation of Registrant, as filed with the Delaware Secretary of State on January 19, 2000, is incorporated by reference to the Registrant’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 14, 2000.

4.01

The Third Amended and Restated Rights Agreement, dated as of January 30, 2003, between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series B Junior Participating Preferred Stock, as Exhibit A-1 the Form of Certificate of Increase of Series B Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. The Right Certificates will not be distributed until after the Distribution Date (as such term is defined in the Rights Agreement.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: February 18, 2003

INTUIT INC.

By:	/s/ Robert B. Henske
Robert B. Henske, Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit

4.01

The Third Amended and Restated Rights Agreement, dated as of January 30, 2003, between the Registrant and American Stock Transfer and Trust Company, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series B Junior Participating Preferred Stock, as Exhibit A-1 the Certificate of Increase of Series B Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. The Right Certificates will not be distributed until after the Distribution Date (as such term is defined in the Rights Agreement).

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